Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	michael@kromelaw.com

Cheryl A. Krome
Ronald Krome
Legal Assistants

June 10, 2008

Pamela Long, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:    Custom Automated Systems, Inc.
 Amendment Nos. 2 and 3 to Registration Statement on Form S-1
 Filed: April 10 and April 23, 2008
 File No. 333-149194

Dear Ms. Long:

Enclosed herewith for filing on behalf of Custom Automated Systems, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No 3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 23, 2008.

We received your letter of April 24, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of April 24, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
June 10, 2008

General

1.	Please file a copy of the executed escrow or trust agreement as an exhibit.

We have filed a copy of the escrow or trust agreement as Exhibit 4.1.

Prospectus Cover Page

2.	Please disclose that you are a blank check company, the offering is being conducted pursuant to Rule 419, and the proceeds of the offering will be placed into an escrow or trust account.

We have added the following to the Prospectus Cover Page:
“We are a “blank check” company and are conducting this offering pursuant to Rule 419, and the proceeds of the offering will be placed into an escrow or trust account, as set forth herein.”

3.
As previously noted in comment 1 in our letter dated March 10, 2008, since this is a primary offering, the filing should state that all offers and sales will be made at a disclosed fixed price for the duration of the offering. Please revise throughout the prospectus.

We have revised the disclosure to reflect that “all offers and sales will be made at a disclosed fixed price for the duration of the offering.”

Prospectus Summary, page 5

4.	Please describe the terms of the offering and the escrow or trust account that you have established for the offering, as required by Rule 41 9(c).

We have added the following to Page 5:
“Pursuant to Rule 419 we have executed an escrow and trust Agreement with our Counsel, Michael S. Krome, Esq. Under the terms of the Agreement, and proceeds from the sale of the shares of this offering will be placed in escrow until and unless the Company negotiates an acquisition, files a post-effective amendment to this registration statement and conducts a reconfirmation offering meeting the requirements of Rule 419.”

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of April 24, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
June 10, 2008

Risk Factors, page 5

5.	Please add risk factors regarding your status as a blank check company and your ability to consummate an acquisition within 18 months after the effective date of the initial registration statement.

We have added the following risk factor to the disclosure.
“If we are unable to consummate our business combination, our public stockholders will likely be forced to wait the full 18 months before receiving liquidation distributions.
We have 18 months from the completion of this offering in which to consummate our business combination meeting the criteria described herein. We have no obligation to return funds in the trust account to investors prior to such date (other than pursuant to conversion rights in connection with an extension) unless we consummate our business combination prior thereto and only then to those investors that have both voted against the business combination and requested conversion of their shares in the manner described herein. Only after the expiration of this 18-month period (or up to a 30-month period if our stockholders approve an extension) will public stockholders be entitled to liquidation distributions if we are unable to consummate our business combination. Accordingly, funds in the trust account will be unavailable to public stockholders until such time. There can be no assurance that we will be able to complete any acquisition within the 18 months.”

Rights and Protections Under Rule 419, page 10

6.	The first sentence of this discussion appears to be incomplete as currently presented. Clarify what your blank check offering is “subject to” or delete the phrase.

We have removed the phrase.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of April 24, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
June 10, 2008

Securities Exchange Act Offering Requirements and Rule 419 lnterplay, page 13

7.	Please clarify why you have inserted this section, since it appears that you are not doing an “all or nothing” or “minimum/maximum” offering.

We have removed the last two sentences of the section, to remove any reference to doing an “all or nothing” or “minimum/maximum” offering.

8.	Please clarify your disclosure in the second paragraph and explain how reduced offering proceeds resulting from returned investor funds can “ultimately result in you losing your entire investment.”

We have removed the entire sentence from the disclosure.

This letter responds to all comments contained in your letter of April 24, 2008. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

/s/
Michael S. Krome

cc:	Custom Automated Systems, Inc.